SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 200549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

OR

[] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the period from _______________ to ___________________.

Commission file number 1-6140

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees

Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees

B. Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

Dillard's, Inc.
1600 Cantrell Road
Little Rock, Arkansas 72201

EXPLANATORY NOTE

Two separate defined contribution plans are maintained for the benefit of the employees of Dillard's, Inc.: Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees and Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees. Errors by the record keeper caused certain participants' account balances to be classified in the incorrect plan. The 2002 financial statements have been restated to correct those errors as of the beginning of the 2002 plan year. The total net assets available for benefits for the two plans when combined remained the same before and after this restatement. The restatement only involved a reclassification of the entire account balance of certain participants between the two plans, which have identical provisions including contributions, investment options and vesting. Additionally, the balance of each participant's account remained the same before and after the restatement.

The table below details the effects of the restatement on the Net Assets Available for Benefits as of the beginning and end of the 2002 plan year on each plan and for the trust as a whole:

Plan	12/31/01 (As Restated)	12/31/01 (As Previously Reported)	Difference
Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees	$ 424,428,316	$393,786,392	$ 30,641,924
Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees	19,169,359	49,811,283	(30,641,924)
Total Trust	$ 443,597,675	$443,597,675	$ -

Plan	12/31/02 (As Restated)	12/31/02 (As Previously Reported)	Difference
Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees	$ 361,927,169	$366,027,394	$ (4,100,225)
Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees	37,153,216	33,052,991	4,100,225
Total Trust	$ 399,080,385	$399,080,385	$ -

REQUIRED INFORMATION

1. Audited statements of Net Assets Available for Benefits as of December 31, 2003 and December 31, 2002 (as restated) for the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees, prepared in accordance with the financial reporting requirements of ERISA is attached.

2. Audited statements of changes in Net Assets Available for Benefits for each of the years ended December 31, 2003 and December 31, 2002 (as restated) for the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees, prepared in accordance with the financial reporting requirements of ERISA is attached.

3. Audited statements of Net Assets Available for Benefits as of December 31, 2003 and December 31, 2002 (as restated) for the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees, prepared in accordance with the financial reporting requirements of ERISA is attached.

4. Audited statements of changes in Net Assets Available for Benefits for each of the years ended December 31, 2003 and December 31, 2002 (as restated) for the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees, prepared in accordance with the financial reporting requirements of ERISA is attached.

<u>Exhibits</u>

23.1 Consent of Deloitte & Touche LLP.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees
Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees

Date: July 9, 2004

Phillip R. Watts
Secretary, Administrative Committee

Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees

Plan No. 111

Financial Statements for the Years Ended December 31, 2003 and 2002 (As Restated), Supplemental Schedule As of December 31, 2003, and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Sponsor and Participants of
Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees:

We have audited the accompanying statements of net assets available for benefits of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time-Employees (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the financial statements as of December 31, 2002, and for the year then ended have been restated.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic 2003 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

Deloitte & Touche LLP

Dallas, Texas
July 9, 2004

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR FULL-TIME EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002 (AS RESTATED)

ASSETS	2003	2002 (As Restated, See Note 2)
INVESTMENT IN MASTER TRUST (Note 5)	$381,076,356	$354,193,212
INVESTMENT - PARTICIPANT LOANS	7,676,707	7,658,756
Total investments	388,753,063	361,851,968
RECEIVABLES:		
Employer contributions	228,576	243,966
Participant contributions	396,346	436,278
Total receivables	624,922	680,244
Total assets	389,377,985	362,532,212
LIABILITIES		
Excess contributions refundable	(932,442)	(605,043)
Total liabilities	(932,442)	(605,043)
NET ASSETS AVAILABLE FOR BENEFITS	$388,445,543	$361,927,169

See Notes to Financial Statements.

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR FULL-TIME EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002 (AS RESTATED)

	2003	2002 (As Restated, See Note 2)
ADDITIONS:		
Net increase (decrease) in Plan assets from investment activities of the Master Trust	$34,881,725	($23,741,078)
Participant loan interest	464,466	478,940
Net investment income/(loss)	35,346,191	(23,262,138)
Contributions:		
Participant	20,498,095	23,658,767
Employer	11,844,798	12,839,086
Total contributions	32,342,893	36,497,853
Total additions	67,689,084	13,235,715
DEDUCTIONS:		
Distributions to participants	(39,063,769)	(52,976,046)
Corrective distributions	(932,442)	(605,043)
Total deductions	(39,996,211)	(53,581,089)
Net transfers from C.J. Gayfer & Company, Inc. Savings and Profit Sharing Plan	855,135	-
Net transfers to Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees	(2,029,634)	(22,155,773)
Net increase (decrease) in net assets available for benefits	26,518,374	(62,501,147)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR (AS RESTATED)	361,927,169	424,428,316
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$388,445,543	$361,927,169

See Notes to Financial Statements.

1. DESCRIPTION OF PLAN

The following description of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering salaried and certain hourly employees of Dillard's, Inc. and participating subsidiaries (collectively, the "Company") upon employment that are not covered by a collective bargaining agreement. The Plan was established under Section 401(a) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

PAYSOP/Profit Sharing accounts, Basic Pre-Tax and After-Tax accounts, Voluntary Pre-Tax accounts, Post-2000 Dividend accounts and all Employer Matching and Stock Bonus accounts are intended to constitute an employee stock ownership plan ("ESOP") as described in Section 4975 of the Internal Revenue Code. All other accounts are non-ESOP.

Contributions - Participants in the Plan may elect to contribute on a pretax basis a minimum of 1% to a maximum of 20% of their compensation (in increments of one percentage point) to statutory maximums. Plan contributions include the following:

Basic Salary Deferral Contributions – Participants may elect to make Basic Salary Deferral Contributions, which are salary deferral contributions that participants invest in Dillard's, Inc. common stock, up to five percent of participants' compensation. For each participant age 21 or older with at least 1,000 hours of service within twelve months or any calendar year thereafter, Basic Salary Deferral Contributions are 100 percent matched by the Company. Company matching contributions are also invested in Dillard's, Inc. common stock.

Voluntary Salary Deferral Contributions – Participants may elect to make Voluntary Salary Deferral Contributions, which are salary deferral contributions that participants direct to be invested in various investment options. Participants are not required to make Basic Salary Deferral Contributions before they can make a Voluntary Salary Deferral Contribution. The Company does not match Voluntary Salary Deferral Contributions.

Voluntary Catch-Up Salary Deferral Contributions – Voluntary Catch-Up Salary Deferral Contributions may only be made by participants who are age 50 or older by the end of the Plan year and may not exceed the Maximum Catch-Up Pre-Tax Dollar Limit. The Company does not match Voluntary Catch-Up Salary Deferral Contributions.

Basic After-Tax and Voluntary After-Tax Contributions – If Voluntary Salary Deferral Contributions and/or Basic Salary Deferral Contributions exceed the maximum pre-tax contributions statutory dollar limit, then Voluntary and Basic contributions will continue for the rest of the plan year on an after-tax basis as Voluntary and Basic After-Tax Contributions. If Basic

Salary Deferral Contributions are being made, participants will continue to receive matching contributions on their Basic After-Tax Contributions.

Rollover Contributions – Eligible employees may make Rollover Contributions to the Plan of funds distributed to them from another qualified retirement plan or from an IRA.

Investment Options – Participants could direct the investment of both Voluntary pretax and after-tax contributions and rollover contributions into a variety of investments offered under the Plan. Until March 18, 2003, the following funds were investment options in the Plan: Dillard's, Inc. Common Stock Fund, Merrill Lynch Equity Index Fund, Dillard's Capital Preservation Fund, Lazard International Equity Fund, Oppenheimer International Growth Fund, PIMCO Total Return Bond Fund, State Street Research Aurora Fund, Lord Abbett Developing Growth Fund, MFS Massachusetts Investors Growth Fund, Merrill Lynch Basic Value Fund, and the MFS Total Return Fund. During 2003, the following funds became additional investment options in the Plan: Alger Midcap Growth Institutional Fund, American Funds Amcap Fund, American Funds Washington Mutual Fund, Lord Abbett Mid-cap Value Fund, Manager's Special Equity Fund, Merrill Lynch U.S. Government Mortgage Fund, and the Templeton Foreign Fund. If contributions are not directed among the available investment options offered by the Plan, then the contributions will be automatically invested in the Dillard's Capital Preservation Fund, which holds the Plan's investments in insurance contracts and the Merrill Lynch Retirement Preservation Trust fund investment.

Participant Accounts - Each participant's account is credited with the participant's contributions, the Company's contribution and Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings, account balances, or allocated pro rata per number of accounts depending on the type of income or expense. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested portion of their account.

Vesting - Participants are immediately vested in their Basic and Voluntary contributions plus earnings thereon. Vesting in the Company's contribution portion of their accounts plus earnings thereon is based on years of service. Matching contributions made after December 31, 2001 to the Post 2001 Employer Match Account vest according to a graduated schedule. These matching contributions vest at a rate of 20% per year of service, beginning after 2 years of service, with 100% vesting after a participant completes six or more years of service. The Employer Match 1990-2001 Account, Employer Match Pre 1990 Account and Employer Stock Bonus Account become 100% vested after a participant completes five or more years of service. Nonvested balances are forfeited upon termination of service and are used to reduce the amount of the Company's future contributions to the Plan.

Payment of Benefits – Upon termination of service, a participant may receive a lump-sum payment of their Voluntary, Basic, and Rollover contributions plus the earnings thereon. The Company matching contributions plus the earnings thereon are available for lump-sum payment the earlier of the five-year anniversary of termination or upon reaching the normal retirement age of 65.

Withdrawals Prior to Termination – A participant may withdraw all or a portion of their Voluntary After-Tax Account or certain Employee Rollover Accounts, as defined by the Plan. Upon attainment of age 70 ½, a participant may withdraw all of their accounts.

Administrative Expenses – Substantially all administrative costs are borne by the Plan and are included within activity of the master trust.

Plan Termination – Although the Company has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

Participant Loans – In cases of immediate and heavy financial hardship, participants may borrow from their vested account balance a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund(s) and the loan fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with prevailing interest rates charged by persons in the business of lending money for loans, which would be made under similar circumstances. Principal and interest is paid ratably over the length of the loan through weekly payroll deductions.

Plan Transfer - During January 2003 the Plan received a transfer of the remaining net assets of the C.J. Gayfer & Co., Inc. Savings and Profit Sharing Plan ("C.J. Gayfer Plan") of $855,135. The Company acquired the plan sponsor of the C.J. Gayfer Plan in 1998. During 2002, the C.J. Gayfer Plan and all net assets were distributed to participants or transferred to the Plan as of January 31, 2003, the C.J. Gayfer Plan year-end.

2. RESTATEMENT OF FINANCIAL STATEMENTS

Two separate defined contribution plans are maintained for the benefit of the employees of Dillard's, Inc.: Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees and Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees. Errors by the recordkeeper caused certain participants' account balances to be classified in the incorrect plan. The 2002 financial statements have been restated to correct those errors. As a result, net assets available for benefits increased $30,641,924 as of the beginning of the 2002 plan year and decreased $4,100,225 as of December 31, 2002. The total net assets available for benefits for the two plans when combined remained the same before and after this restatement. The restatement only involved a reclassification of the entire account balances of certain participants between the two plans, which have identical provisions including contributions, investment options and vesting. Additionally, the balance of each participant's account remained the same before and after the restatement.

The tables below present the effects of this restatement on the 2002 financial statements:

Statement of Net Assets Available for Benefits	December 31, 2002 (As Restated)	December 31, 2002 (As Previously Reported)
Investment in Master Trust	$ 354,193,212	$ 357,694,122
Investment-Participant Loans	7,658,756	8,214,718
Total Investments	361,851,968	365,908,840
Employer Contributions Receivable	243,966	259,050
Participant Contributions Receivable	436,278	464,547
Total Receivables	680,244	723,597
Excess Contributions Refundable	(605,043)	(605,043)
Net Assets Available for Benefits	$ 361,927,169	$ 366,027,394

Statement of Changes in Net Assets Available for Benefits	Year Ended December 31, 2002 (As Restated)	Year Ended December 31, 2002 (As Previously Reported)
Net Investment Loss	$ (23,262,138)	$ (23,857,152)
Participant Contributions	23,658,767	25,207,822
Employer Contributions	12,839,086	13,632,929
Total Additions	13,235,715	14,983,599
Distributions to Participants	(52,976,046)	(42,784,908)
Corrective Distributions	(605,043)	(605,043)
Total Deductions	(53,581,089)	(43,389,951)
Net Transfers from/(to)Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees	(22,155,773)	647,354
Net Decrease in Net Assets Available for Benefits	(62,501,147)	(27,758,998)
Net Assets Available for Benefits, Beginning of Year	424,428,316	393,786,392
Net Assets Available for Benefits, End of Year	$ 361,927,169	$ 366,027,394

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates - The preparation of the Plan's financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets for the period. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation - The Plan's investments are held by Merrill Lynch Trust Company, FSB (the "Trustee") and consist of investments in Dillard's stock, mutual funds, commingled collective trust funds, guaranteed investment contracts and participant loans. Investments in the Dillard's stock, mutual funds and commingled collective trust funds are presented at fair value, which is determined to be the quoted market price for Dillard's stock, the net asset value of the mutual funds and commingled collective trust fund value estimated based on the market value of the underlying securities. Participant loans are valued at cost, which approximates fair value. Guaranteed investment contracts are valued at contract value ($11,153,795 and $23,863,689 at December 31, 2003 and 2002, respectively). At December 31, 2003 and 2002, the aggregate fair value of the contracts was approximately $11,900,000 and $25,000,000, respectively. At December 31, 2003 and 2002, the crediting interest rates and for the contracts ranged from 8.53% to 26.3% and 6.33% to 9.01%, respectively, and for the plan years then ended the average rates of return ranged from 8.78% to 20.88% and 6.37% to 7.77%, respectively.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

4. TAX STATUS

The Plan obtained its latest determination letter on September 5, 2003, in which the Internal Revenue Service stated that, the Plan and related Trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore were qualified and exempt from tax. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan and related Trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

5. MASTER TRUST FINANCIAL INFORMATION

The Plan participates in a trust ("Master Trust"), which holds substantially all of the investment assets of the Plan and the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees for investment and administrative purposes of these plans. Use of the Master Trust permits the commingling of the Plan's assets with the assets of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees for investments and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating net gain or loss of the investment account to the participating plans based on the investment of the account balances of the respective plan's participants.

Information about the net assets and the significant components of the changes in net assets relating to the Master Trust nonparticipant-directed investments is as follows:

	Years Ended December 31, 2003	2002
Net assets:		
Dillard's, Inc. common stock	$101,191,240	$92,122,254
Change in net assets:		
Net appreciation	$3,905,001	$374,745
Dividends	970,470	868,249
Contributions	13,006,913	14,371,531
Benefits paid to participants	(6,581,985)	(12,967,936)
Transfers to participant directed investments	(970,470)	(868,249)
Forfeitures	(576,146)	(768,884)
Administrative expenses	(59,097)	(95,099)
Other	(625,700)	(664,335)
Increase in non-participant directed investments	$9,068,986	$250,022

At December 31, 2003 and 2002, the net assets and investment activities of the Master Trust are as follows:

Net Assets in Master Trust

	December 31, 2003	December 31, 2002
Investments at fair value as determined by quoted market price -		
Stocks:		
Dillard's, Inc. Class A common stock	$ 90,121,864	$ 76,737,314
Dillard's, Inc. Class A common stock *	101,191,240	92,122,254
Mutual funds:		
Merrill Lynch Basic Value Fund	6,577,821	6,454,392
MFS Massachussett's Investors Growth Fund	65,846,079	66,758,033
MFS Total Return Fund	26,235,749	27,612,544
Oppenheimer International Growth Fund	1,123,819	259,092
PIMCO Total Return Fund	10,917,819	10,849,041
State Street Research Aurora Fund	3,648,871	2,126,925
Alger Midcap Growth Institutional Fund	777,699	-
American Funds Amcap Fund	2,383,560	-
American Funds Washington Mutual Fund	1,871,011	-
Lord Abbett Mid-cap Value Fund	737,805	-
Managers Special Equity Fund	2,134,986	-
Merrill Lynch U.S. Government Mortgage Fund	888,685	-
Templeton Foreign Fund	2,167,514	-
Lazard International Equity Fund	-	1,197,031
Lord Abbett Developing Growth Fund	-	1,260,300
Investments at estimated fair value -		
Common collective trust funds:		
Merrill Lynch Retirement Preservation Trust	89,013,862	77,480,101
Merrill Lynch Equity Index Fund	3,906,740	2,947,723
Investments at contract value -		
Guaranteed investment contracts:		
State Street Bank & Trust Guaranteed Investment Contract December 31, 2025, 8.53% for 2003, 9.01% for 2002	6,391,016	4,640,472
Transamerica Guaranteed Investment Contract December 31, 2010, 26.3% for 2003, 6.33% for 2002	4,762,778	4,965,132
John Hancock Mutual Life Guaranteed Investment Contract May 1, 2007, 6.56% for 2002	-	7,266,669
CNA Guaranteed Investment Contract August 29, 2003, 8.24% for 2002	-	6,991,416
Total investments	420,698,918	389,668,439
Receivables:		
Accrued interest & dividends	813,343	650,343
Pending settlement	265,711	3,964
Total receivables	1,079,054	654,307
Cash	132,308	188,520
Net assets in Master Trust	$421,910,280	$390,511,266
Plan's interest in Master Trust net assets	$381,076,356	$354,193,212
Plan's percentage interest in Master Trust net assets	90%	91%

*Non-participant directed investment

Master Trust Investment Activities

	Years Ended December 31, 2003	2002
Investment income:		
Interest	$5,518,804	$5,957,203
Dividends	3,215,049	3,658,013
Net change in market value of Dillard's, Inc. common stock	8,665,901	(218,456)
Net investment income/(loss) from common/collective trusts	841,533	(828,841)
Net investment income/(loss) from registered investment companies	21,050,974	(34,743,894)
Other	8,495	451,480
	$39,300,756	($25,724,495)
Administrative expenses	(462,981)	(955,952)
Other	-	(491,435)
	(462,981)	(1,447,387)
Net increase/(decrease) in Master Trust net assets derived from investment activities	$38,837,775	($27,171,882)
Plan's interest in Master Trust investment activities	$34,881,725	($23,741,078)

6. CONTRACTS WITH INSURANCE COMPANIES

The Master Trust holds insurance contracts with various insurers. These insurers maintain the Plan's deposits in funds that earn differing rates of interest each year. Interest rates vary between contracts and are subject to change. The funds maintained by the insurers are primarily invested in high-grade corporate bonds, notes and commercial paper.

* * * * * *

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR FULL-TIME EMPLOYEES

SCHEDULE H, PART IV, LINE 4i -
SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
Participant loans with interest rates of 5.0% to 10.5% and maturity dates from January 1, 2004 to December 16, 2013	$7,676,707

See accompanying report of independent registered public accounting firm.

Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees

Plan No. 113

Financial Statements for the Years Ended December 31, 2003 and 2002 (As Restated), Supplemental Schedule As of December 31, 2003, and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Sponsor and Participants of
Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees:

We have audited the accompanying statements of net assets available for benefits of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time-Employees (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the financial statements as of December 31, 2002, and for the year then ended have been restated.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic 2003 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

Deloitte & Touche LLP

Dallas, Texas
July 9, 2004

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR PART-TIME EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002 (AS RESTATED)

ASSETS	2003	2002 (As Restated, See Note 2)
INVESTMENT IN MASTER TRUST (Note 5)	$40,833,925	$ 36,318,054
INVESTMENT - PARTICIPANT LOANS	760,760	747,411
Total investments	41,594,685	37,065,465
RECEIVABLES:		
Employer contributions	22,100	23,567
Participant contributions	43,667	64,184
Total receivables	65,767	87,751
NET ASSETS AVAILABLE FOR BENEFITS	$41,660,452	$37,153,216

See Notes to Financial Statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002 (AS RESTATED)

	2003	2002 (As Restated, See Note 2)
ADDITIONS:		
Net increase (decrease) in Plan assets from investment activities of the Master Trust	$3,955,887	($3,430,804)
Participant loan interest	42,208	38,203
Net investment income (loss)	3,998,095	(3,392,601)
Contributions:		
Participant	2,615,378	3,480,741
Employer	1,145,257	1,240,289
Total contributions	3,760,635	4,721,030
Total additions	7,758,730	1,328,429
DEDUCTIONS:		
Distributions to participants	(5,281,128)	(5,500,345)
Total deductions	(5,281,128)	(5,500,345)
Net transfers from Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees	2,029,634	22,155,773
Net increase in net assets available for benefits	4,507,236	17,983,857
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR (AS RESTATED)	37,153,216	19,169,359
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$41,660,452	$37,153,216

See Notes to Financial Statements.

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR PART-TIME EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002 (AS RESTATED)

1. DESCRIPTION OF PLAN

The following description of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering certain hourly employees of Dillard's, Inc. and participating subsidiaries (collectively, the "Company") upon employment, if the employee's base hourly rate is less than $8.25 as of the beginning of the Plan year and the employee is not covered by a collective bargaining agreement. The Plan was established under Section 401(a) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

PAYSOP/Profit Sharing accounts, Basic Pre-Tax and After-Tax accounts, Voluntary Pre-Tax accounts, Post-2000 Dividend accounts and all Employer Matching and Stock Bonus accounts are intended to constitute an employee stock ownership plan ("ESOP") as described in Section 4975 of the Internal Revenue Code. All other accounts are non-ESOP.

Contributions - Participants in the Plan may elect to contribute on a pretax basis a minimum of 1% to a maximum of 20% of their compensation (in increments of one percentage point) to statutory maximums. Plan contributions include the following:

Basic Salary Deferral Contributions – Participants may elect to make Basic Salary Deferral Contributions, which are salary deferral contributions that participants invest in Dillard's, Inc. common stock, up to five percent of participants' compensation. For each participant age 21 or older with at least 1,000 hours of service within twelve months or any calendar year thereafter, Basic Salary Deferral Contributions are 100 percent matched by the Company. Company matching contributions are also invested in Dillard's, Inc. common stock.

Voluntary Salary Deferral Contributions – Participants may elect to make Voluntary Salary Deferral Contributions, which are salary deferral contributions that participants direct to be invested in various investment options. Participants are not required to make Basic Salary Deferral Contributions before they can make a Voluntary Salary Deferral Contribution. The Company does not match Voluntary Salary Deferral Contributions.

Voluntary Catch-Up Salary Deferral Contributions – Voluntary Catch-Up Salary Deferral Contributions may only be made by participants who are age 50 or older by the end of the Plan year and may not exceed the Maximum Catch-Up Pre-Tax Dollar Limit. The Company does not match Voluntary Catch-Up Salary Deferral Contributions.

Basic After-Tax and Voluntary After-Tax Contributions – If Voluntary Salary Deferral Contributions and/or Basic Salary Deferral Contributions exceed the maximum pre-tax contributions statutory dollar limit, then Voluntary and Basic contributions will continue for the rest of the plan year on an after-tax basis as Voluntary and Basic After-Tax Contributions. If Basic

Salary Deferral Contributions are being made, participants will continue to receive matching contributions on their Basic After-Tax Contributions.

Rollover Contributions – Eligible employees may make Rollover Contributions to the Plan of funds distributed to them from another qualified retirement plan or from an IRA.

Investment Options – Participants could direct the investment of both Voluntary pretax and after-tax contributions and rollover contributions into a variety of investments offered under the Plan. Until March 18, 2003, the following funds were investment options in the Plan: Dillard's, Inc. Common Stock Fund, Merrill Lynch Equity Index Fund, Dillard's Capital Preservation Fund, Lazard International Equity Fund, Oppenheimer International Growth Fund, PIMCO Total Return Bond Fund, State Street Research Aurora Fund, Lord Abbett Developing Growth Fund, MFS Massachusetts Investors Growth Fund, Merrill Lynch Basic Value Fund, and the MFS Total Return Fund. During 2003, the following funds became additional investment options in the Plan: Alger Midcap Growth Institutional Fund, American Funds Amcap Fund, American Funds Washington Mutual Fund, Lord Abbett Mid-cap Value Fund, Manager's Special Equity Fund, Merrill Lynch U.S. Government Mortgage Fund, and the Templeton Foreign Fund. If contributions are not directed among the available investment options offered by the Plan, then the contributions will be automatically invested in the Dillard's Capital Preservation Fund, which holds the Plan's investments in insurance contracts and the Merrill Lynch Retirement Preservation Trust fund investment.

Participant Accounts - Each participant's account is credited with the participant's contributions, the Company's contribution and Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings, account balances, or allocated pro rata per number of accounts depending on the type of income or expense. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested portion of their account.

Vesting - Participants are immediately vested in their Basic and Voluntary contributions plus earnings thereon. Vesting in the Company's contribution portion of their accounts plus earnings thereon is based on years of service. Matching contributions made after December 31, 2001 to the Post 2001 Employer Match Account vest according to a graduated schedule. These matching contributions vest at a rate of 20% per year of service, beginning after 2 years of service, with 100% vesting after a participant completes six or more years of service. The Employer Match 1990-2001 Account, Employer Match Pre 1990 Account and Employer Stock Bonus Account become 100% vested after a participant completes five or more years of service. Nonvested balances are forfeited upon termination of service and are used to reduce the amount of the Company's future contributions to the Plan.

Payment of Benefits – Upon termination of service, a participant may receive a lump-sum payment of their Voluntary, Basic, and Rollover contributions plus the earnings thereon. The Company matching contributions plus the earnings thereon are available for lump-sum payment the earlier of the five-year anniversary of termination or upon reaching the normal retirement age of 65.

Withdrawals Prior to Termination – A participant may withdraw all or a portion of their Voluntary After-Tax Account or certain Employee Rollover Accounts, as defined by the Plan. Upon attainment of age 70 ½, a participant may withdraw all of their accounts.

Administrative Expenses – Substantially all administrative costs are borne by the Plan and are included within activity in the master trust.

Plan Termination – Although the Company has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

Participant Loans – In cases of immediate and heavy financial hardship, participants may borrow from their vested account balance a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund(s) and the loan fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with prevailing interest rates charged by persons in the business of lending money for loans, which would be made under similar circumstances. Principal and interest is paid ratably over the length of the loan through weekly payroll deductions.

2. RESTATEMENT OF FINANCIAL STATEMENTS

Two separate defined contribution plans are maintained for the benefit of the employees of Dillard's, Inc.: Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees and Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees. Errors by the recordkeeper caused certain participants' account balances to be classified in the incorrect plan. The 2002 financial statements have been restated to correct those errors. As a result, the net assets available for benefits decreased $30,641,924 as of the beginning of the 2002 plan year and increased $4,100,225 as of December 31, 2002. The total net assets available for benefits for the two plans when combined remained the same before and after this restatement. The restatement only involved a reclassification of the entire account balances of certain participants between the two plans, which have identical provisions including contributions, investment options and vesting. Additionally, the balance of each participant's account remained the same before and after the restatement.

The tables below present the effects of this restatement on the 2002 financial statements:

	2002 (Restated)	2002 (As Previously Reported)
Statement of Net Assets Available for Benefits		
Investment in Master Trust	$ 36,318,054	$ 32,817,144
Investment-Participant Loans	747,411	191,449
Total Investments	37,065,465	33,008,593
Employer Contributions Receivable	23,567	8,483
Participant Contributions Receivable	64,184	35,915
Total Receivables	87,751	44,398
Net Assets Available for Benefits	$ 37,153,216	$ 33,052,991

Statement of Changes in Net Assets Available for Benefits	Year Ended December 31, 2002 (As Restated)	(As Previously Reported)
Net Investment Loss	$ (3,392,601)	$ (2,797,587)
Participant Contributions	3,480,741	1,931,685
Employer Contributions	1,240,289	446,447
Total Additions	1,328,429	(419,455)
Distributions to Participants	(5,500,345)	(15,691,483)
Net Transfers from/(to)Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees	22,155,773	(647,354)
Net Decrease in Net Assets Available for Benefits	17,983,857	(16,758,292)
Net Assets Available for Benefits, Beginning of Year	19,169,359	49,811,283
Net Assets Available for Benefits, End of Year	$ 37,153,216	$ 33,052,991

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates - The preparation of the Plan's financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets for the period. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation - The Plan's investments are held by Merrill Lynch Trust Company, FSB (the "Trustee") and consist of investments in Dillard's stock, mutual funds, commingled collective trust funds, guaranteed investment contracts and participant loans. Investments in Dillard's stock, the mutual funds and commingled collective trust funds are presented at fair value, which is determined to be the quoted market price for Dillard's stock, the net asset value of the mutual funds and commingled collective trust fund value estimated based on the market value of the underlying securities. Participant loans are valued at cost, which approximates fair value. Guaranteed investment contracts are valued at contract value ($11,153,795 and $23,863,689 at December 31 2003 and 2002, respectively). At December 31, 2003 and 2002, the aggregate fair value of the contracts was approximately $11,900,000 and $25,000,000, respectively. At December 31, 2003 and 2002, the crediting interest rates for the contracts ranged from 8.53% to 26.3% and 6.33% to 9.01%, respectively, and for the Plan years then ended the average rates of return ranged from 8.78% to 20.88% and 6.37% to 7.77%, respectively.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

4. TAX STATUS

The Plan obtained its latest determination letter on September 5, 2003, in which the Internal Revenue Service stated that, the Plan and related Trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore were qualified and exempt from tax. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan and related Trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

5. MASTER TRUST FINANCIAL INFORMATION

The Plan participates in a trust ("Master Trust"), which holds substantially all of the investment assets of the Plan and the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees for investment and administrative purposes of these plans. Use of the Master Trust permits the commingling of the Plan's assets with the assets of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees for investments and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating net gain or loss of the investment account to the participating plans based on the investment of the account balances of the respective plan's participants.

Information about the net assets and the significant components of the changes in net assets relating to the Master Trust nonparticipant-directed investments is as follows:

	Years Ended December 31, 2003	2002
Net assets:		
Dillard's, Inc. common stock	$101,191,240	$92,122,254
Change in net assets:		
Net appreciation	$3,905,001	$374,745
Dividends	970,470	868,249
Contributions	13,006,913	14,371,531
Benefits paid to participants	(6,581,985)	(12,967,936)
Transfers to participant directed investments	(970,470)	(868,249)
Forfeitures	(576,146)	(768,884)
Administrative expenses	(59,097)	(95,099)
Other	(625,700)	(664,335)
	$9,068,986	$250,022

At December 31, 2003 and 2002, the net assets and investment activities of the Master Trust are as follows:

Net Assets in Master Trust

	December 31, 2003	December 31, 2002
Investments at fair value as determined by quoted market price -		
Stocks:		
Dillard's, Inc. Class A common stock	$90,121,864	$ 76,737,314
Dillard's, Inc. Class A common stock *	101,191,240	92,122,254
Mutual funds:		
Merrill Lynch Basic Value Fund	6,577,821	6,454,392
MFS Massachussett's Investors Growth Fund	65,846,079	66,758,033
MFS Total Return Fund	26,235,749	27,612,544
Oppenheimer International Growth Fund	1,123,819	259,092
PIMCO Total Return Fund	10,917,819	10,849,041
State Street Research Aurora Fund	3,648,871	2,126,925
Alger Midcap Growth Institutional Fund	777,699	-
American Funds Amcap Fund	2,383,560	-
American Funds Washington Mutual Fund	1,871,011	-
Lord Abbett Mid-cap Value Fund	737,805	-
Managers Special Equity Fund	2,134,986	-
Merrill Lynch U.S. Government Mortgage Fund	888,685	-
Templeton Foreign Fund	2,167,514	-
Lazard International Equity Fund	-	1,197,031
Lord Abbett Developing Growth Fund	-	1,260,300
Investments at estimated fair value -		
Common collective trust funds:		
Merrill Lynch Retirement Preservation Trust	89,013,862	77,480,101
Merrill Lynch Equity Index Fund	3,906,740	2,947,723
Investments at contract value -		
Guaranteed investment contracts:		
State Street Bank & Trust Guaranteed Investment Contract December 31, 2025, 8.53% for 2003, 9.01% for 2002	6,391,016	4,640,472
Transamerica Guaranteed Investment Contract December 31, 2010, 26.3% for 2003, 6.33% for 2002	4,762,778	4,965,132
John Hancock Mutual Life Guaranteed Investment Contract May 1, 2007, 6.56% for 2002	-	7,266,669
CNA Guaranteed Investment Contract August 29, 2003, 8.24% for 2002	-	6,991,416
Total investments	420,698,918	389,668,439
Receivables:		
Accrued interest & dividends	813,343	650,343
Pending settlement	265,711	3,964
Total receivables	1,079,054	654,307
Cash	132,308	188,520
Net assets in Master Trust	$421,910,280	$390,511,266
Plan's interest in Master Trust net assets	$40,833,925	$36,318,054
Plan's percentage interest in Master Trust net assets	10%	9%

*Non-participant directed investment

Master Trust Investment Activities

	Years Ended December 31, 2003	2002
Investment income:		
Interest	$5,518,804	$5,957,203
Dividends	3,215,049	3,658,013
Net change in market value of Dillard's, Inc. common stock	8,665,901	(218,456)
Net investment income/(loss) from common/collective trusts	841,533	(828,841)
Net investment income/(loss) from mutual funds	21,050,974	(34,743,894)
Other	8,495	451,480
	39,300,756	(25,724,495)
Administrative expenses	(462,981)	(955,952)
Other	-	(491,435)
	(462,981)	(1,447,387)
Net increase/(decrease) in Master Trust net assets derived from investment activities	$38,837,775	($27,171,882)
Plan's interest in Master Trust investment activities	$3,955,887	($3,430,804)

6. CONTRACTS WITH INSURANCE COMPANIES

The Master Trust holds insurance contracts with various insurers. These insurers maintain the Plan's deposits in funds that earn differing rates of interest each year. Interest rates vary between contracts and are subject to change. The funds maintained by the insurers are primarily invested in high-grade corporate bonds, notes and commercial paper.

* * * * * *

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR PART-TIME EMPLOYEES

SCHEDULE H, PART IV, LINE 4i -
SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
Participant loans with interest rates of 5.0% to 10.5% and maturity dates from January 7, 2004 to November 5, 2012	$760,760

See accompanying report of independent registered public accounting firm.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 32-42553 of Dillard's, Inc. on Form S-8 of our reports dated July 9, 2004 (which reports express unqualified opinions and include explanatory paragraphs indicating that the financial statements as of and for the year ended December 31, 2002, have been restated), appearing in this Annual Report on Form 11-K of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees and Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees, in each case for the year ended December 31, 2003.

Deloitte & Touche LLP

Dallas, Texas
July 9, 2004